UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Commission File Number 333-37376

REDIFF.COM INDIA LIMITED
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable
(Translation of Registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Mahalaxmi Engineering Estate,
1st Floor, L. J. First Cross Road
Mahim (West), Mumbai 400 016, India
+91-22-444-9144
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

        If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to "us," "we," the "Company" or to "Rediff" are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. All trademarks or trade names used in this Current Report on Form 6-K (the "Current Report") are the property of their respective owners. In this Current Report, references to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

         In this Current Report, all references to "Indian rupees," "rupees" or "Rs." are to the legal currency of India and all references to "$", "U.S. dollars", "dollars" or "US$" are to the legal currency of the United States. Our financial statements are presented in Indian rupees and translated into U.S. dollars and prepared in accordance with United States Generally Accepted Accounting Principles ( "US GAAP").

         Except as otherwise stated in this Current Report and for information derived from our financial statements included in this Current Report, all translations from Indian rupees to U.S. dollars contained in this Current Report are based on the noon buying rate, in the City of New York, on September 30, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 48.38 per US$ 1.00. The exchange rates used in this Current Report for translations of Indian rupee amounts to U.S. dollars are set forth solely for purposes of convenience. In this Current Report, any discrepancies between totals and the sums of the amounts are due to rounding.

         FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS AND OTHER GENERAL RISKS, PLEASE SEE THE HEADING "RISK FACTORS" IN OUR ANNUAL REPORT FOR THE YEAR ENDED MARCH 31, 2002 FILED WITH THE SECURTIES AND EXCHANGE COMMISSION (THE "SEC") ON FORM 20-F AND THE OTHER REPORTS FILED WITH THE SEC FROM TIME TO TIME.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

         We have included statements in this Current Report which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements", within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

•	our goals and strategies;
•	our current trading and financial guidance on business outlook;
•	our acquisitions and investments;
•	the importance and expected growth of Internet technology;
•	the pace of change in the Internet market;
•	the demand for Internet services; and
•	advertising demand and revenues.

         Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

         In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Indian rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Current Report or under "Risk Factors" contained in our annual report for the year ended March 31, 2002 filed with the SEC on Form 20-F and other reports filed with the SEC from time to time. In addition, readers should review the other information contained in this Current Report and in the Company's periodic reports filed with the SEC from time to time. Rediff undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Part I - FINANCIAL INFORMATION

Item 1.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, and March 31, 2002

                                                As of June 30,   As of March 31,
                                                     2002             2002
                                                --------------   --------------
                                                  (Unaudited)
Assets
Current Assets
  Cash and cash equivalents..................US$ 18,679,572    US$ 26,519,847
  Inventories................................       198,452           472,926
  Prepaid expenses...........................       828,511           507,102
  other current assets.......................     3,761,469         3,037,990
                                               --------------    --------------
 Total current assets........................    23,468,004        30,537,865
Property, plant and equipment - net..........     3,070,422         3,850,553
Goodwill and intangible assets - net.........    12,091,578        17,379,993
Other assets.................................       443,856           481,679
                                             --------------   ---------------
Total Assets.................................US$ 39,073,860    US$ 52,250,090
                                             ==============   ===============

Liabilities and shareholders' equity
Current liabilities
  Accounts payable and accrued liabilities...US$  4,735,952    US$  7,709,068
  Unearned income............................       238,740           137,501
  Other current liabilities .................       304,755           279,473
                                             --------------   ---------------
       Total current liabilities.............     5,279,447         8,126,042
Unexpired subscription revenues..............        82,755           119,750
                                             --------------   ---------------
Total Liabilities............................     5,362,202         8,245,792
Commitments and contingencies (see note-5)...            --                --

Shareholders' equity
 Equity shares: par value-- Rs.5: Authorized:
   20,000,000 shares;
 Issued and outstanding: 12,795,200 shares...     1,534,308         1,534,308
 Additional paid in capital..................    76,903,671        76,903,671
 Cumulative translation adjustment ..........   (4,558,276)       (4,739,065)
 Deferred compensation expense...............       (1,344)           (1,539)
  Accumulated deficit........................  (40,166,701)      (29,693,077)
                                             --------------   ---------------
Total shareholders' equity...................   33,711,658         44,004,298
                                             --------------   ---------------
Total liabilities and shareholders' equity...US$39,073,860     US$ 52,250,090
                                             ==============   ===============

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR EACH OF THE QUARTERS AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

                                  Quarters ended September 30,     Six months ended September 30,
                                     2002             2001            2002              2001
                                 ------------    --------------    -------------     -------------
                                  (Unaudited)      (Unaudited)     (Unaudited)       (Unaudited)

Operating Revenues..........     US$4,265,401      US$6,076,867    US$10,590,043     US$11,830,474

Cost of revenues and goods sold     3,120,779         4,386,237        8,022,689         8,821,937
      Gross profit..........        1,144,622         1,690,630        2,567,354         3,008,537
                                 ------------    --------------    -------------     -------------
Operating expenses
  Sales and marketing.......          982,938           877,326        1,840,320         2,301,084
  Product development.......          553,217         1,224,027        1,035,068         2,015,717
  General and
  administrative............        2,352,351         2,422,803        4,355,235         4,478,915
  Restructuring costs (see
    note 2) and legal
    fees....................          919,422            10,000        919,422             848,398
  Goodwill and Investments
    written off (see note 1)        5,600,700         6,522,378        5,600,700         6,577,756
                                 ------------    --------------    -------------     -------------
 Total operating expenses           0,408,628        11,056,534       13,750,745        16,221,870
                                 ------------    --------------    -------------     -------------
Loss from operations........      (9,264,006)       (9,365,904)     (11,183,391)      (13,213,333)
Other income, net...........          114,785           705,774          233,702         1,270,955
                                 ------------    --------------    -------------     -------------
Loss before income taxes....      (9,149,221)       (8,660,130)     (10,949,689)      (11,942,378)
Income tax
  (expense)/benefit.........           56,205         (158,268)          476,065         (161,598)
                                 ------------    --------------    -------------     -------------
Net loss....................   US$(8,693,016)    US$(8,818,398)  US$(10,473,624)   US$(12,103,976)
                              ===============   ===============  ===============   ===============

Weighted average number
  of equity shares -
  basic and diluted.........       12,795,200        12,795,200       12,795,200        12,795,200
                                 ------------    --------------    -------------     -------------
Loss per share - basic
and diluted.................        US$(0.68)         US$(0.69)        US$(0.82)         US$(0.95)
                              ===============   ===============  ===============   ===============
Loss per ADS (where 2 ADSs
  are equal to 1 equity
  share) - basic and
  diluted...................        US$(0.34)         US$(0.34)        US$(0.41)         US$(0.47)
                              ===============   ===============  ===============   ===============

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
FOR EACH OF THE SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

                                 Equity Shares
                            ----------------------     Additional     Cumulative     Deferred                      Total
                             Number                     Paid in       Translation    Compensation  Accumulated     Shareholders
                            of Shares       Amount      Capital       Adjustment     Expense       Deficit         Equity
                            ----------  ------------   -------------  -------------- ------------  --------------- -------------

Balance as of April 1,
2001........................12,795,200  US$1,534,308   US$76,902,065  US$(3,259,356)  US$ ----     US$(14,928,071) US$60,248,946

Net loss for the
period......................                                                                          (12,103,976)  (12,103,976)

Other comprehensive income-
  translation adjustment....                                               (828,646)                                   (828,646)
                            ----------  ------------   -------------  -------------- ------------  --------------- -------------

Balance as of  September
30, 2001....................12,795,200  US$1,534,308   US$76,902,065  US$(4,088,002) US$      ---  US$(27,032,047) US$47,316,324
                            ==========  ============   =============  ============== ============  =============== =============

Balance as of April 1,
2002........................12,795,200  US$1,534,308   US$76,903,671  US$(4,739,065) US$  (1,539)  US$(29,693,077) US$44,004,298

Net loss for the                                                                                      (10,473,624)  (10,473,624)
period......................

Amortization of compensation
  related to stock
  option grants.............                                                                  195                            195

Other comprehensive income-
 translation adjustment.....                                                 180,789                                     180,789
                            ----------  ------------   -------------  -------------- ------------  --------------- -------------
Balance as of  September
30, 2002....................12,795,200  US$1,534,308   US$76,903,671  US$(4,558,276) US$  (1,344)  US$(40,166,701) US$33,711,658
                            ==========  ============   =============  ============== ============  =============== =============

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE QUARTERS AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

                                                    Six months ended September 30,
                                                       2002                2001
                                                    (Unaudited)         (Unaudited)
                                                 -----------------   ----------------
Cash flows from operating activities
  Net cash used in operating activities........        (4,298,218)        (5,238,298)
                                                 -----------------   ----------------
Cash flows from investing activities
Purchase consideration for acquisitions
 net of cash acquired on acquisition...........        (3,432,050)       (10,442,706)
  Others.......................................          (290,796)          (576,976)
                                                 -----------------   ----------------
  Net cash used in investing activities........        (3,722,846)       (11,019,682)
                                                 -----------------   ----------------
Cash flows from financing activities
  Repayment of long term debt..................                 --          (861,929)
                                                 -----------------   ----------------
  Net cash used in financing activities........                 --          (861,929)
                                                 -----------------   ----------------
Effect of exchange rate changes on cash........            180,789          (828,646)
Net decrease in cash and cash equivalents......        (7,840,275)       (17,948,555)
                                                 -----------------   ----------------
Cash and cash equivalents at the
 beginning of the period.......................         26,519,847         47,653,756
                                                 -----------------   ----------------
Cash and cash equivalents at the
 end of the period.............................      US$18,679,572      US$29,705,201
                                                 =================   ================
Supplemental disclosure of  cash flow information:

  Income taxes paid                                      US$ 7,299         US$     --
                                                 -----------------   ----------------
Supplemental disclosure of non-cash activity:

  Employee deposit adjusted against
    value of asset sold                                   US$5,156         US$     --

                                                 -----------------   ----------------

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These condensed consolidated financial statements should be read in conjunction with our annual report for the fiscal year ended March 31, 2002 as filed with the SEC on Form 20-F.

1.          Goodwill

During the quarter, the management identified the following three triggering events to warrant testing of goodwill on Value Communications Corporation’s (ValuCom) acquisition, for impairment:

1.	On July 30, 2002, the Company entered into a settlement agreement with ValuCom's former founder shareholders for full and final settlement of all obligations and earn-out payments and discharged them of their duties to the Company resulting in the loss of key management personnel.

2.	The Indian long distance telecom market has been deregulated, with international telephony being opened up to the private sector and VOIP (Voice over Internet Protocol) has been legalized. This has resulted in increased competition with a significant drop in international long distance rates, shifting of calls originating from the U.S. to calls originating in India and pricing pressures due to significantly lower rates offered by providers of internet telephony. It is unlikely that these trends will reverse in near future.

3.	There has been a significant drop in the number of Indian software professionals in the U.S. as a result of 9/11 and the subsequent downturn in the technology market. As a result, a key target customer group has shrunk and volumes are adversely affected. This trend is also unlikely to reverse in the near future.

Following the triggering events, the Company internally re-evaluated the goodwill that arose on ValuCom’s acquisition. The Company also annually assessed the goodwill that arose on India Abroad’s acquisition. Based on the application of SFAS No. 142, management concluded that goodwill relating to ValuCom and India Abroad were impaired. The management determined the fair value of ValuCom and India Abroad based on present value techniques and accordingly, on a best estimate, wrote off US$ 4,000,000 and US$ 1,600,700 for ValuCom and India Abroad goodwill, respectively, as an impairment loss during the quarter. The recognized impairment loss is an estimate and a third party independent appraisal of the goodwill valuations will be performed during the second half of the fiscal year, and the difference if any, will be then adjusted.

Goodwill is determined as under:

                                                     As of September      As  of   March
                                                     30, 2002             31, 2002

Goodwill, on acquisition..........................   US$17,821,458        US$ 17,821,458
Adjustment to purchase price &
  its allocation.................................        3,269,714             2,941,267
Accumulated amortization/write off................     (9,023,564)           (3,422,864)
                                                    --------------         -------------
Goodwill, net.....................................   US$12,067,608         US$17,339,861
                                                    --------------         -------------

2.           Restructuring

Following the settlement agreement entered into on July 30, 2002 with the former shareholders of ValuCom for full and final settlement of all obligations and earn-out payments, the Company initiated a process of integration by combining the ValuCom operations in Chicago with the New York operations of Rediff.com Inc and India Abroad Publications Inc. As of September 30, 2002 the Company has provided for US$ 919,422 in accordance with SAB 100 and EITF 94-3, primarily consisting of payments made to the former shareholders of ValuCom for transition assistance, lease termination costs, staff travel expenses for commuting from Chicago to New York and severance payments.

3.          Related Party Transactions

The Company’s principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

Included in the determination of net loss are the following significant transactions with related parties:

                                 Quarters ended           Six months ended
                                 September, 30            September, 30
                                 -----------------------------------------------
                                  2002       2001        2002          2001
                                 --------   ----------   ---------   -----------
Operating lease rent expense....  US$ --    US$2,286     US$ --       US$4,667
Advertising expense.............  US$ --    US$2,375     US$ --       US$111,812
Advertising revenue.............  US$ --    US$ --       US$ 1,325    US$ --
Balances with related parties include:

                                                                    As of
                                                     September 30, 2002 March 31, 2002
                                                     ------------------ ---------------
Receivable for advertising income...................  US$    2,687       US$  3,789
Loans to officers...................................  US$   64,163       US$ 58,805

4.          Segments

From July 1 2002, the Chief Executive Officer of the Company, who is its chief operating decision maker, reclassified the Company’s business segments and assessed the Company’s performance on a new basis. The new business segments are:

(a)

India Online Business, which includes advertisement and sponsorship income derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, income earned from designing and managing customers' websites and advising customers on their internet strategy and the Company's e-commerce activities which primarily consists of net revenues from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

(b)

US Publishing Business, which includes consumer subscription and advertising revenues from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff.com Inc, the website catering to the Indian community in the USA.

(c)	Phone Card Business, which includes Internet based marketing of prepaid long distance call service.

Following a change in the composition of reportable segments, the corresponding segmental data for the earlier periods has been reclassified on a basis comparable to the current period.

Summarized segment information for the quarters and six months ended September 30, 2002 and 2001 are as follows:

                                                    Six months ended September 30,
                                        2002                                             2001
                        ---------------------------------------------------------------------------------------
                            India        US             Phone        India         US             Phone
                            Online       Publishing     card         Online        Publishing     card
                            Business     Business       Business     Business      Business       Business
Revenues From External
 Customers

Advertising & Web
  Solutions                US$970,861   US$2,647,220                US$1,132,775     US$2,025,149
Merchandising Services        221,105                                    168,086
Subscriptions                  67,662        443,357                                      402,806
                        -------------  -------------  -------------  -------------  ------------- -------------
                            1,259,628      3,090,577   US$6,239,838      1,300,861      2,427,955  US$8,101,658

Inter segmental Revenues
  Advertising                  65,517        199,005                                   941,384
                        -------------  -------------  -------------  -------------  ------------- -------------
                            1,325,145      3,289,582      6,239,838      1,300,861      3,369,339     8,101,658
Cost of revenues and
  goods sold
-Third Party                  399,327      2,283,620      5,339,742        882,386      1,796,363     6,143,188
-Inter Segment                 13,554                                       83,173
                        -------------  -------------  -------------  -------------  ------------- -------------
Total Cost of revenue
  and goods sold              412,881      2,283,620      5,339,742        965,559      1,796,363     6,143,188

Gross profit                  912,264      1,005,962        900,096        335,302      1,572,976     1,958,470
Operating expenses:
Sales and marketing
  -Third party                611,611        609,102        619,607        785,947        641,090       874,046
  -Inter Segment               78,314          5,623         59,894        465,573                      41,384

Product development
Third Party                   686,647        179,094        169,327      1,580,091        363,405        72,221
Inter Segment                  34,639                                      207,843
General and
  administrative
 -Third party               2,374,891      1,593,523        386,821      2,827,902      1,218,160       432,854
 -Inter Segment                23,493                        49,005        143,411
Restructuring costs and
  legal fees                                                919,422        250,000        598,398
Investments & Goodwill
  written off                              1,600,700      4,000,000      3,261,248      3,316,508
                        -------------  -------------  -------------  -------------  ------------- -------------
Total                       3,809,595      3,988,042      6,204,076      9,522,015      6,137,561     1,420,505
                        -------------  -------------  -------------  -------------  ------------- -------------
Operating
  profit/(loss)         US$(2,897,331) US$(2,982,080) US$(5,303,980) US$(9,186,713) US$(4,564,585)   US$537,965
                        =============  =============  =============  =============  =============  ============
Segmental total assets  US$23,248,529  US$11,372,982  US$(4,452,349) US$35,473,206  US$13,045,933  US$5,663,432
                        =============  =============  =============  =============  =============  ============

                                                     Quarters ended September 30,
                                      2002                                              2001
                        ---------------------------------------------------------------------------------------
                            India        US             Phone        India           US             Phone
                            Online       Publishing     card         Online          Publishing     card
                            Business     Business       Business     Business        Business       Business
                        -------------  -------------  -------------  -------------  ------------- -------------
Revenues From External
 Customers

Advertising & Web
  Solutions               US$ 482,919  US$ 1,312,417                    US$589,731   US$1,229,560
Merchandising Services        126,203                                      101,588
Subscriptions                  48,672        214,225                             -        241,630
                        -------------  -------------  -------------  -------------  ------------- -------------
                              657,794      1,526,642   US$2,080,965        691,319      1,471,190  US$3,914,358
Inter segmental Revenues
Advertising                    22,961         34,500                                      322,529
                        -------------  -------------  -------------  -------------  ------------- -------------
                              680,755      1,561,142      2,080,965        691,319      1,793,719     3,914,358
Cost of revenues and
 goods sold
  -Third Party                231,471      1,150,870      1,738,438        451,899      1,067,542     2,866,796
  -Inter Segment                                                            27,794
                        -------------  -------------  -------------  -------------  ------------- -------------
Total Cost of revenue
  and goods sold              231,471      1,150,870      1,738,438        479,693      1,067,542     2,866,796

Gross profit                  449,284        410,272        342,527        211,626        726,177     1,047,562

Operating expenses:
Sales and marketing
 -Third party                 388,604        294,414        299,920        250,031        188,591       438,703
 -Inter Segment                                3,183         19,778        155,583                       22,529
Product development
  -Third Party                364,249        103,865         85,103        954,172        231,925        37,930
  -Inter Segment                                                            69,456              -
General and administrative
  -Third party              1,287,470        898,297        166,584      1,488,518        702,371       231,914
  -Inter Segment                                             34,500         47,167
Restructuring costs and
  legal fees                                                919,422         10,000
Investments & Goodwill
  written off                              1,600,700      4,000,000      3,205,870      3,316,508
                        -------------  -------------  -------------  -------------  ------------- -------------
Total                       2,040,323      2,900,459      5,525,307      6,180,797      4,439,395       731,076
                        -------------  -------------  -------------  -------------  ------------- -------------
Operating
  profit/(loss)         US$(1,591,039) US$(2,490,187) US$(5,182,780) US$(5,969,171) US$(3,713,218)   US$316,486
                        =============  =============  =============  =============  =============  ============
Segmental total assets  US$23,248,529  US$11,372,982  US$ 4,452,349  US$35,473,206  US$13,045,933  US$5,663,432
                        =============  =============  =============  =============  =============  ============

5.           Commitments and contingencies

         On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased American Depositary Shares ("ADSs") from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations.

         On May 11, 2001, the Company received from the firms that served as underwriters in the IPO a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance, or D&O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage cost of defending the class action lawsuits, indemnification liabilities to its officers and directors, and indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at September 30, 2002, the face amount of the D&O Policy is approximately US$ 18.48 million. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$ 230,000 (based on the noon buying rate at September 30, 2002), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of Shives v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in Shives allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, and the Securities Act of 1933, as amended, against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act of 1933 by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

         The Company believes that the allegations in the Khanna action and its related cases, and in the Shives action are without merit and intends to defend the lawsuits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action lawsuits result in substantial judgments against the Company and the Company's Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company's financial position and its results of operations.

         On November 16, 2001, ValuCom was named defendant in a lawsuit filed by Sonnenschein Nath & Rossenthal ("SNR") ("the Sonnenschein action"). Also named as defendants in this lawsuit were the previous shareholders of ValuCom, namely, Arvind J. Singh, Neeta Singh, Sandeep Shrivastava and Richa Shrivastava (collectively, the "Previous Shareholders", and together with ValuCom, the "Defendants"). SNR has filed the lawsuit against the Defendants for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant to the Stock Purchase Agreement, dated March 21, 2001, by and among Rediff, ValuCom, the Previous Shareholders and Arvind J. Singh acting as the Shareholder Representative (the "Stock Purchase Agreement"). SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$ 381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the Defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied Defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. On behalf of ValuCom, Rediff has served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement. Pursuant to the Settlement agreement entered with the ValuCom's former founder shareholders, the Company and the former founder shareholders have collectively placed US$ 380,000 in an escrow account to cover any potential liability arising out of the Sonnenechein action.

         Pursuant to the Stock Purchase Agreement for ValuCom, the fees, costs and expenses of any advisors employed by or on behalf of ValuCom advising in respect of the purchase transaction shall be the responsibility of the former shareholders of ValuCom. Accordingly, the former shareholders of ValuCom have agreed to reimburse ValuCom for any unreserved expenses to be paid for legal fees, finders' fees, investment banking fees, brokers etc., relating to the purchase of ValuCom by Rediff.

         In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$ 1.2 million. The Company disputes this assertion and has offered the claimant approximately US$ 50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved. The Company believes that the outcome will have no impact on the Company's financial position, results of operation or cash flow.

         In August 2000, an action was commenced against India Abroad alleging the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a judgment of US$ 281,000 on its counterclaims. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27,2001, the Company escrowed a portion of the purchase price as a reserve against this litigation. The Company believes that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material effect on the business of the Company.

         Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly owns copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance. The directors are filing an application for discharge of the complaint before the Magistrate.

         The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of our financial condition and operating results should be read in conjunction with the financial statements and the related notes included elsewhere in this Current Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Current Report and in the "Risk Factors" section of the Annual Report for the year ended March 31, 2002 filed with the SEC on Form 20-F and other reports filed with the SEC from time to time.

The following events have an impact on the analysis of our operations for the quarter ended September 30, 2002:

         Segmentation

On July 1, 2002, the Company's Chief Executive Officer who serves as its chief operating decision maker, reclassified the Company's business segments and assessed the Company's performance on a new basis. The new business segments are:

(a)

India Online Business, which includes advertisement and sponsorship income derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, income earned from designing and managing customers' websites and advising customers on their internet strategy and the Company's e-commerce activities which primarily consists of net revenues from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

(b)

U.S. Publishing Business, which includes consumer subscription and advertising revenues from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff.com Inc, the website catering to the Indian community in the U.S.

(c)	Phone Card Business, which includes Internet based marketing of prepaid long distance call service.

The discussion and analysis that is presented below is based on the new segmentation.

         Goodwill

During the quarter ended September 30, 2002, the Company's management identified the following three triggering events which warranted the testing of goodwill on the Company's acquisition of ValuCom for impairment:

1.

On July 30, 2002, the Company entered into a settlement agreement with ValuCom's former founding shareholders for full and final settlement of all of the Company's obligations and earn-out payments and discharged them from their duties at ValuCom, resulting in the loss of key management personnel.

2.

The Indian long distance telecom market has been deregulated, with international telephony being opened up to the private sector and the legalization of "voice over internet protocol". This has resulted in increased competition with a significant drop in international long distance rates, shifting of calls originating from the U.S to calls originating in India and pricing pressures due to significantly lower rates offered by providers of internet telephony. Management believes it is unlikely that these trends will reverse in near future.

3.

There has been a significant drop in the number of Indian software professionals in the U.S as a result of the events of September 11, 2001 and the subsequent downturn in the technology market. As a result, a key target customer group has shrunk and volume of calls originating from the U.S to India have been adversely affected. This trend is also unlikely to reverse in the near future.

Following the triggering events, the Company internally re-evaluated the goodwill that arose on ValuCom's acquisition. The Company also annually assessed the goodwill that arose on India Abroad's acquisition. Based on the application of SFAS No. 142, management concluded that goodwill relating to ValuCom and India Abroad were impaired. The management determined the fair value of ValuCom and India Abroad based on present value techniques and accordingly, on a best estimate, wrote off US$ 4,000,000 and US$ 1,600,700 for ValuCom and India Abroad goodwill, respectively, as an impairment loss during the quarter. The recognized impairment loss is an estimate and a third party independent appraisal of the goodwill valuations will be performed during the second half of the fiscal year, and the difference if any, will be then adjusted.

         Restructuring

Following the settlement agreement entered into on July 30, 2002 with the former shareholders of ValuCom for full and final settlement of all obligations and earn-out payments owed by the Company, the Company initiated the integration of the ValuCom operations in Chicago with the New York operations of Rediff.com Inc and India Abroad Publications Inc. As of September 30, 2002 the Company has provided for US$ 919,422 in accordance with SAB 100 and EITF 94-3, primarily consisting of payments made to the former shareholders of ValuCom for transition assistance, lease termination costs, staff travel expenses for commuting from Chicago to New York and severance payments.

         Quarterly Results of Operations

The following table presents our operating results for the quarters ended September 30, 2002 and 2001. The operating results set forth below should be read together with our financial statements and the notes appearing elsewhere in this report. These operating results do not necessarily indicate what our results of operations will be in any future period. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                      Quarters Ended
                                          --------------------------------------
                                          September 30, 2002  September 30, 2001
                                          ------------------- ------------------
Revenues:

 India Online Business....................     US$ 657,794        US$  691,319
 US Publishing Business...................       1,526,642           1,471,190
 Phone Card Business......................       2,080,965           3,914,358
                                          -------------------  -----------------
Total Revenues............................       4,265,401           6,076,867
                                          -------------------  -----------------
Cost of Revenues and goods sold                  3,120,779           4,386,237
                                          -------------------  -----------------
Gross profit..............................       1,144,622           1,690,630
                                          -------------------  -----------------

Operating expenses:
 Sales and marketing expenses.............         982,938             877,326
 Product development expenses.............         553,217           1,224,027
 General and administrative expenses......       2,352,351           2,422,803
 Restructuring Expenses & Legal Fees......         919,422              10,000
 Investments and Goodwill writeoff........       5,600,700           6,522,378
                                          -------------------  -----------------
 Total operating expenses.................      10,408,628          11,056,534

                                          -------------------  -----------------
Operating loss............................US$  (9,264,006)      US$  (9,365,904)
                                          ===================  =================

Operating Results

         Total revenue for the quarter ended September 30, 2002 was US$ 4,265,401 as compared to US$ 6,076,867 for the quarter ended September 30, 2001. This represents a decrease of US$ 1,811,466 or 29.8%. This is mainly due to lower revenues from our phone card services at ValuCom because of reduced rates and usage.

         India Online Business revenue. Rediff recognized US$ 657,794 as India online services revenues for the quarter ended September 30, 2002, as compared to US$ 691,319 for the quarter ended September 30, 2001, representing a decrease of US$ 33,525 or 4.8%. The decrease is mainly due to lower online advertising revenue of US$ 107,000. This reduction in revenue is partially offset by higher subscription revenue US$ 49,000 due to launch of Rediffmail Pro and Rediffmail Mobile services and higher online shopping orders of US$ 25,000

         US Publishing Business revenue. Rediff recognized US$ 1,526,642 as US publishing business revenue for the quarter ended September 30, 2002, as compared to US$ 1,471,190 recognized for the quarter ended September 30, 2001, representing an increase of US$ 55,452 or 3.8%. The increase is mainly due to higher advertising revenue of US$ 83,000 which is partially offset by lower subscription revenues.

         Phone Card Business. Rediff recognized US$ 2,080,965 as phone card business revenue for the quarter ended September 30, 2002, as compared to US$ 3,914,358 recognized for the quarter ended September 30, 2001 representing a decrease of US$ 1,833,393 or 46.8%. This decrease is attributable to reduced rates, usage and move away from low margin wholesale business seen in ValuCom the Company's telecommunications subsidiary.

         Cost of revenues and goods sold. Total cost of revenues and goods sold for the quarter ended September 30, 2002 was US$ 3,120,779 or 73.2% of revenue compared to US$ 4,386,237 or 72.2% of revenue for the quarter ended September 30, 2001.

         Sales and marketing expenses. Sales and marketing expenses were US$ 982,938 for the quarter ended September 30, 2002, compared to US$ 877,326 for the quarter ended September 30, 2001, representing an increase of US$ 105,612. This increase is mainly due to advertising campaign for launch of rediffmail Mobile product by US$ 175,000, increase of US$ 77,000 in business promotion for rediffmail mobile which is partially offset by US$ 161,000 on account of lower staff related cost.

         Product development expenses. Product development expenses were US$ 553,217 for the quarter ended September 30, 2002, compared to US$ 1,224,027 for the quarter ended September 30, 2001, representing a decrease of US$ 670,810. The decrease is mainly on account US$ 413,000 decrease in bandwidth charges, US$ 76,000 decrease in web services cost, US$ 111,000 decrease in software usage charges and US$ 94,000 decrease in professional charges.

         General and administrative expenses. General and administrative expenses were US$ 2,352,351 for the quarter ended September 30, 2002, compared to US$ 2,422,803 for the quarter ended September 30, 2001, representing a decrease of US$ 70,452. The decrease is mainly on account of lower salary expense of US$ 306,000 as partially offset by increase in foreign exchange loss of US$ 195,000 due to strengthening of the Rupee against U.S.dollar and an increase of US$ 30,000 in insurance premium.

         Non-recurring items. We incurred US$ 6,520,122 as exceptional items for the quarter ended September 30, 2002 as compared to US$ 6,532,378 incurred during the quarter ended September 30, 2001. During the current quarter these exceptional items consisted of US$ 5,600,700 as write off of goodwill and US$ 919,422 for restructuring and relocation of ValuCom's operation from Chicago to New York as compared to US$ 6,522,378 written off as investments and US$ 10,000 incurred as legal costs for class action suit during the quarter ended September 30, 2001.

         Other income. Other income was US$ 114,785 for the quarter ended September 30, 2002, compared to US$ 705,774 for the quarter ended September 30, 2001, representing a decrease of US$ 590,989. During the current quarter other income consisted of interest income of US$ 113,918 compared to US$ 250,473 for the quarter ended September 30, 2001. The decrease in interest income was due to lower interest rates and lower period end dollar balances. Foreign exchange loss for the quarter ended September 30, 2002 was US$ 195,000 compared to gain of US$ 451,000 for the quarter ended September 30, 2001. The foreign exchange loss was due to depreciation of U.S. Dollar against the Rupee during the quarter.

         Income Tax: Income tax benefit was US$ 456,205 for the quarter ended September 2002, compared to income tax expense of US$ 158,268 for the quarter ended September 30, 2001. This is mainly on account of tax benefit of US$ 456,777 recognized on ValuCom's loss during the quarter.

         Net loss. As a result of the above changes, the net loss was US$ 8,693,016 for the quarter ended September 30, 2002, compared to a net loss of US$ 8,818,398 for the quarter ended September 30, 2001.

Liquidity and Capital Expenditures

         From our inception on January 9, 1996, through the date of this current report, we have financed our operations primarily from the private sale of equity securities, sale of ADSs and cash received from our India online business, U.S. publishing business and phone card services business segments.

         As of September 30, 2002, our cash and cash equivalents balance was at US$ 18,679,572 representing a decrease of US$ 7,840,275 from the balance of US$ 26,519,847 as of March 31, 2002.

         As per our condensed consolidated cash flow statement for the quarter ended September 30, 2002, net cash used in operating activities was US$ 4,298,218 after adjusting for non cash items such as depreciation of property, plant and equipment including amortization of website development cost of US$ 1,061,654 and amortization of goodwill and intangible assets of US$ 5,616,862.

         Net cash used in investing activities during the quarter ended September 30, 2002 was US$ 3,722,846, comprising principally of payments of US$ 3,432,050 to ValuCom's option holders and former shareholders and payments to acquire property, plant and equipment of US$ 303,336.

         There were no cash flows for financing activities during the quarter ended September 30, 2002.

         We believe that our cash balances and liquid assets, cash generated from future operations and our existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to finance such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs.

Market Risks

         Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian rupee exchange rate. We face foreign exchange risk from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with an overseas bank. Our foreign currency sensitive instruments usually settle within a short period. As of September 30,

2002, Rediff.com India had approximately US$ 15 million in cash or cash equivalents held in U.S. dollar denominated bank accounts. We face foreign exchange risk with respect to this cash, and in particular will have a foreign exchange loss if there is an appreciation in the value of the Indian Rupee compared to the U.S dollar.

         The following table sets forth information about net foreign exchange exposure of Rediff's India operations as of September 30, 2002:

                                                                As of
                                                            September 30,
                                                                2002
                                                           (In thousands)
                                                            ------------
           Accounts payable in foreign currency
           primarily U.S. dollars.......................            127

           Cash balances held in U.S.
           dollars......................................         15,213

           Accounts Receivable in foreign
           currencies...................................              -
                                                            -----------
           Net foreign exchange exposure                         15,086
                                                            ===========

         We hold interest-bearing accounts outside India and fluctuations in interest rates have impacted the interest earnings for the quarter ended September 30, 2002. These interest rates are linked to the interest rates prevalent in the United States and have declined from approximately 2% in September 2001 to approximately 1.4% in September 2002. In the future, our interest earnings may be affected by additional fluctuations in interest rates.

Contingencies

         Refer to Item 1 "Legal Proceedings" under Part II "Other Information" for a detailed discussion.

PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Securities Actions

•

Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li), and a group of investment banks that had acted as underwriters in our June 2000 IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 thereof. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

•

Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action. As of the date of this annual report, we are aware of the following related lawsuits pending in the U.S. courts:

–	David & Chaile Steinberg v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

–	Thomas Karakunnel and Roger Steward v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

–	Anup Kumar Bhasin v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

         All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York. The litigation is still in an early procedural stage

         On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify the individual defendants (Messrs. Balakrishnan, Gupta, Warrier and Li) against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased the D & O Policy, providing coverage against federal securities law claims such as those made in the litigation . The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters defendants. The coverage of the D&O policy are denominated in Indian Rupees, but the policy proceeds are payable in United States Dollars. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of we, the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

•

On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and

Richard Li). Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act of 1890, as amended, the U.S. Clayton Antitrust Act of 1914, as amended and the Securities Act of 1933, as amended, against the underwriter defendants. The plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a “Rediff.com Sub-Class” consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages.  This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001.  The litigation is still in an early procedural stage.

         We believe that the allegations in the Khanna Action and the related cases and the Shives Action are without merit and we intend to defend the law suits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, the said judgment could have a severe material effect on our financial position and results of operations.

Action Relating to Access to Pornographic Material

•

Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code (“IPC”) for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site “www.rediff.com”, provided a search facility which enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition is pending before the High Court of Mumbai.

Subsequently a Suo Motu Writ Petition No.1611 of 2001 was filed on the original side of the Bombay High Court. In this Writ Petition the Honorable High Court had constituted a Committee to recommend measures to protect and shield minors from pornographic and obscene material on the Internet. The Committee thereafter prepared its report which was submitted to the High Court. The High Court passed an Order dated September 11, 2002 in Suo Motu Writ Petition. This Order was not available at the time that Writ Petition No. 1754 of 2000 was heard. This position was pointed out to His Lordship Mr. Justice D.G.Deshpande. His Lordship was also informed that the Suo Motu Writ Petition generally covered the same matter with the controversy in this Criminal Writ Petition.

Accordingly, His Lordship adjourned this captioned writ petition for three weeks to enable the parties to ascertain the order passed in the Suo Motu Writ Petition.

Thereafter, the Order dated September 11, 2002 was obtained. In the Order their Lordships have recorded and agreed with the findings of the Committee. The Committee, inter alia, observed that the concept of site blocking on the internet was fraught with several technical as well as legal difficulties. The Committee also held that presently protective software is not a foolproof measure to prevent access to pornographic sites. The Committee thereafter considered various measures to bring cyber cafes within the purview of various licensing provisions framed under Section 33 of the Mumbai Police Act, 1951. The Committee observed that these Rules were not adequate.

In view of the Report of the Committee, the Honorable High Court has directed that copies of the Report and the Order be forwarded to the Chief Secretary, Government of Maharashtra and the Secretary, Department of Information Technology, Ministry of Communication and Information Technology, Government of India, to consider the Report of the Committee and to take necessary action and frame necessary rules to protect minors from accessing pornographic sites in cyber cafes.

This Order shall be communicated to the Learned Judge hearing the Criminal Writ Petition No. 1754 of 2000 and it would be argued that in view of the Report of the Committee stating that it was not technically feasible to block access to pornographic sites, the Writ Petition be made absolute and the proceedings filed in the Magistrates Court at Pune be quashed.

Actions Relating to ValuCom

•

Sonnenschein Nath & Rosenthal v. Value Communications Corporation, et al., Circuit Court of Cook County, Illinois, Case No.01L1 4878. On November 16, 2001, ValuCom and the Previous Shareholders were named defendants in a lawsuit filed by SNR. SNR has filed the lawsuit against ValuCom and the Previous Shareholders for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR’s representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant the Stock Purchase Agreement. SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$ 381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys’ fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the defendants’ motion to strike prayers for relief for recovery of attorneys’ fees and costs, denied defendants’ motion to dismiss the complaint for breach of contract and unjust enrichment. The matter is scheduled for hearing in early April this year. On behalf of ValuCom, we had served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

•

In connection with our acquisition of ValuCom, on March 23, 2001, we received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that we had failed to implement a stock option conversion plan required by the acquisition documents. As of March 2002, we have agreed to cash out the outstanding options of the ValuCom employees. As of June 30, 2002, US$ 177,527 has been paid to these ValuCom employees. Subject to these individuals remaining employed with ValuCom, we may be obligated to make additional payments based upon the prior vesting schedule of these options.

On July 30, 2002, we entered into a settlement agreement with ValuCom’s former shareholders for the final settlement of all of our remaining obligations (including the earn-out payments) in connection with the acquisition of ValuCom. As a result of the settlement, the former ValuCom shareholders have been paid an aggregate earn-out payment in the amount of US$ 3.25 million and, in turn, have fully released and discharged us from our obligations with respect to all potential contingent consideration.

Actions Relating to Acquisition of India Abroad

In connection with our acquisition of India Abroad in April 2001, we have been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$ 1.2 million. We have disputed this assertion and have offered the claimant approximately US$ 50,000 for his shares. We do not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against us if the matter is not resolved.

Gujurat Samachar v. India Abroad Publications, United States District Court for the Southern District of New York, Case No. SDNY 00 Civ. 5852. This action was commenced against India Abroad in August 2000 and alleges the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys’ fees. In December 2001, India Abroad received a judgment of US$ 281,000. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, we escrowed a portion of the purchase price as a reserve against this litigation. We believe that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on our business or results of operations.

Action Relating to Copyright Violation

         The Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that we were aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because we, through our website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of our directors. The warrants as against two of our directors were promptly cancelled and the warrant against one director was stayed. The directors have been exempted from personal appearances in the action. The directors intend to file an application with the Magistrate for the discharge of the complaint. We, and our Indian legal counsel, do not believe that a prima fascia case has been established. Additionally, we believe that we have valid defenses to the complaint.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect on our results of operations or our financial position.

ITEM 5.  OTHER INFORMATION

         In a press release dated October 24, 2002, Rediff announced its financial results for the second quarter of the fiscal year ending September 30, 2002 and indicated certain likely future financial trends and expectations for the remaining quarters of the fiscal year ending March 31, 2003. A copy of the related press release dated October 24, 2002 issued by Rediff is attached as Exhibit and incorporated herein by reference.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

(a)   Exhibits:

Exhibit 99.1 Press Release dated October 24, 2002.

(b)   Reports on Form 6-K:

No report on Form 6-K was filed by the registrant during the quarter ended September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2002.

REDIFF.COM INDIA LIMITED
By: /s/ Rick Filippelli Name: Rick Filippelli Title: Chief Financial Officer

REDIFF.COM INDIA LIMITED

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(99)	Additional Exhibits
99.1	Press Release dated October 24, 2002.

Exhibit 99.1

rediff.com

Rediff.com Reports $4.3 Million Revenues And 12 Percent Improvement In EBITDA Loss Per ADS To 7.8 Cents

Mumbai, India, October 24, 2002: Rediff.com India Limited (Nasdaq: REDF), one of India’s leading Internet, communications and media companies serving Indians globally, both online and offline, today announced its financial results for the second fiscal quarter ended September 30, 2002.

HIGHLIGHTS

•	Revenues were US$ 4.3 million for the quarter ended September 2002.

•	Loss per ADS at the EBITDA level decreased to 7.8 cents or US$ 2.0 million for the quarter ended September 30, 2002, an improvement of 12 percent compared to the same quarter last year.

•	Operating expenses for the quarter ended September 30, 2002 declined 21 percent to US$ 3.1 million compared to US$ 4.0 million in same quarter last year.

•	Total registered users increased by approximately 60 percent over the same quarter last year to record 21.3 million as of September 30, 2002.

“We continue to strengthen our market leadership in the Indian online space as evident in the substantial increase in online registered users, the healthy growth in online shopping transaction volumes and the overall stability of revenue,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited.

“Conversely, our Chicago-based subsidiary, ValuCom faced lower revenue realization due to lesser usage of US-India phone services by consumers. We responded to this downturn by combining the ValuCom Chicago operations with our New York operations thus eliminating duplicate administrative functions. Simultaneously, we have exited from the low-margin end of this business,” concluded Mr. Balakrishnan.

Financial Results

Revenues for the quarter were US$ 4.3 million, a decrease of US$ 1.8 million compared to in the same quarter last year, due to lower revenues from our phone card services at ValuCom.

Gross Margin for the quarter was US$ 1.1 million or 27 percent compared to US$ 1.7 million or 28 percent in the same quarter last year.

Based on the current competitive market environment in the US, the Company has internally re-assessed the unamortized goodwill in ValuCom and India Abroad resulting in a combined write-down of the goodwill asset totaling $5.6 million.

Net loss per ADS, at the EBITDA level, for the quarter was 7.8 cents or US$ 2.0 million compared to a loss of 8.9 cents or US$ 2.3 million for the corresponding 2001 quarter.

Total operating expenses for the quarter were US$ 3.1 million compared to US$ 4.0 million for the same quarter last year. Net loss per ADS for the quarter decreased to 34 cents compared to 34.5 cents for the same quarter last year.

Operating cash burn for the quarter was US$ 1.9 million, compared to a cash burn of US$ 2.0 million for the same quarter last year. Total cash and cash equivalents approximated US$ 18.5 million at the end of the September quarter.

For the second half of the fiscal year, Rediff.com is projecting 5 to 10 percent growth per quarter in India on-line revenues, 2 to 3 percent growth per quarter in its US publishing business. However, the Company will continue to face pressure from its ValuCom subsidiary resulting in quarterly phone card revenues stabilizing in the range of US$1.7 million. As a result, the Company is projecting full year fiscal revenues to be approximately in the range of US$18 million to US$ 19 million. Additionally the full year operating EBITDA is estimated to be approximately US$ 7.0 million to US$ 7.5 million loss range.

Conference Call Information
The Company will hold a conference call, hosted by Ajit Balakrishnan, CEO and Chairman, Nitin Gupta, President and COO and Rick Filippelli, Chief Financial Officer for investors today at 8:30 am Eastern Daylight Savings Time. Investors will be able to listen and participate in the call by dialing a US toll free number shortly before the scheduled start time. The number may be obtained from Debasis Ghosh at Rediff.com on +91-22-4449144 Extn.: 266.

About Rediff.com
Founded in 1996, Rediff.com India Ltd. (Nasdaq: REDF) is one of India’s leading Internet, communications and media companies serving Indians globally, both online and offline. Through its online and offline product and service offerings Rediff.com offers interest specific channels, local language editions, sophisticated search capabilities, online shopping and long distance calling cards. Its news publication, India Abroad, is one of the oldest and largest South Asian weekly newspaper serving the Indian American community in the United States. The Company also provides users extensive Internet community offerings all tailored to the interests of Indians worldwide.

Rediff.com has offices in New York and New Delhi and is headquartered in Mumbai, India.

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Investor Relations Contact:
Debasis Ghosh
Rediff.com India Limited
debasisg@rediff.co.in
+91-22-444-9144 Extn.: 266.

tables to follow

FINANCIAL STATEMENT

July 2002- September 2002

All figures in US$ million (unaudited)

Quarter Ended
Sept-02	Sept-01
Revenue
Cost of Revenue and Goods Sold
Gross Margin
Gross Margin %

Selling & Marketing

Product Development

General & Administrative

Total Operating Expenses

Operating EBITA

Depreciation / Amortization

One Time Charges
Restructuring/Integration
& Legal cost
Write off on investments/goodwill
Interest Income
Foreign Exchange

EBT

Tax

PAT
        EBITDA per ADS (cents)

PAT per ADS (cents)	4.27 (3.13) 1.14 27% (0.98) (0.55) (1.61) (3.14) (2.00) (0.51) (0.92) (5.60) 0.11 (0.19) (9.11) (0.42) (8.69) (7.8) (34.0)	6.08 (4.39) 1.69 28% (0.88) (1.22) (1.87) (3.97) (2.28) (0.55) (0.01) (6.52) 0.25 (0.45) (8.66) (0.16) (8.82) (8.9) (34.5)

Notes

•	The above financials are subject to audit and whilst no significant changes are anticipated audited numbers could vary from the above.

•	Loss per ADS is computed for each period based on the quarter end equivalent of 25.59 million ADSs outstanding.